RGC  RESOURCES, INC.
                                                              FILE NO.
                                                                      ---------

                              FORM U-3A-2


                       SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C.

                 Statement By Holding Company Claiming Exemption
                  Under Rule U-3A-2 From the Provisions of the
                   Public Utility Holding Company Act of 1935


         RGC Resources, Inc. hereby files with the Securities and Exchange Commission (the Commission), pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the "Act"), and submits the following information:

         1. The Claimant RGC Resources, Inc., a Virginia corporation, is a holding company which directly or indirectly holds interests in the following subsidiaries, each of which is organized under the laws of the Commonwealth of Virginia or the State of West Virginia:

         a. Roanoke Gas Company ("Roanoke Gas"), a public service corporation organized under the laws of the Commonwealth of Virginia;

         b. Diversified Energy Company, a Virginia corporation, d/b/a Highland Propane Company ("Highland Propane") and d/b/a Highland Energy;

         c. Bluefield Gas Company ("Bluefield Gas"), a public service corporation organized under the laws of the State of West Virginia;

         d. RGC Ventures, Inc., a West Virginia Corporation, d/b/a Highland Heating and Cooling; and

         e. RGC Ventures of Virginia, Inc., a Virginia corporation, d/b/a Application Resources, Inc. and d/b/a GIS Resources.

         The business address of the Claimant and each of its subsidiaries is:

                  RGC Resources, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Roanoke Gas Company
                  Diversified Energy Company
                  RGC Ventures, Inc.
                  RGC Ventures of Virginia, Inc.
                  519 Kimball Avenue, N.E.
                  Roanoke, VA  24016

                  Bluefield Gas Company
                  4699 East Cumberland Road
                  Bluefield, WV  24701

         Roanoke Gas is a public service corporation organized and existing in good standing under the laws of the Commonwealth of Virginia. Roanoke Gas distributes natural gas to some 53,699 residential, commercial and industrial customers located in the City of Roanoke and environs and Bluefield, Virginia pursuant to certificates of convenience and necessity at rates and charges issued and prescribed by the State Corporation Commission of Virginia ("Virginia Commission"). Diversified Energy Company, a Virginia corporation, operates as Highland Propane Company ("Highland Propane"), and Highland Energy. Highland Propane, which is not a public utility, is operated under two (2) divisions, Highland Propane-Virginia and Highland Propane-West Virginia. Highland Propane-Virginia is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in and around Roanoke, Virginia and Southwest Virginia. Roanoke Gas provides managerial and other direct labor, goods and services to Highland Propane-Virginia under agreement approved by the Virginia Commission. Highland Propane is not otherwise subject to the regulatory jurisdiction of the Virginia Commission. Highland Propane-West Virginia is engaged in the business of selling liquefied petroleum gas (propane) in bulk to residential, commercial and industrial customers in Southern West Virginia and has offices in Bluefield and Rainelle, West Virginia. Highland Energy is a purchasing and marketing entity that buys fuels on the spot and short-term market and resells to certain end-users.

         Bluefield Gas Company ("Bluefield Gas"), a West Virginia public service corporation, is regulated as to rates and service by the Public Service Commission of the State of West Virginia ("West Virginia Commission"). Bluefield Gas provides natural gas service to some 4,307 residential, commercial and industrial customers located in and around Bluefield, West Virginia.

         RGC Ventures, Inc., a West Virginia Corporation, operates as Highland Heating and Cooling. Highland Heating and Cooling is headquartered in Lewisburg, West Virginia and provides sales installation and service for heating, ventilation, and air conditioning equipment.

         RGC Ventures of Virginia, Inc., a Virginia corporation, operates as Application Resources, Inc., and GIS Resources. Application Resources, Inc., provides information technology consulting services specific to the utility industry. GIS Resources (Geographic Information Systems) combines database management tools with state-of- the-art geographic mapping techniques to develop a user friendly, broad based, management information system.

         2. Columbia Gas Transmission Corporation ("Columbia") is Roanoke Gas' primary transporter of natural gas. Columbia historically has transported approximately two-thirds of Roanoke Gas' gas supply and 100% of Bluefield Gas' gas supply. Prior to Federal Energy Regulatory Commission Order 636, Roanoke Gas and Bluefield Gas purchased their core market requirements through Demand Purchases, Firm Transportation Service and Firm Storage Service. Additional requirements were met through the use of spot and short-term purchases under contracts with producers and brokers. Under Order 636 the responsibility for obtaining dependable natural gas supplies shifts from the pipeline companies to the local distribution companies and to other "shippers" of natural gas. The Company purchases gas supplies from a variety of producers and marketers. Recent examples of suppliers or marketers include Cabot Oil and Gas Marketing Corporation, Coral Energy, Duke Energy Trading and Marketing, and Equitable Energy.

         Roanoke Gas' other major transporter is East Tennessee Natural Gas Company ("East Tennessee"), a Duke Energy Company. Historically, East Tennessee has delivered approximately one-third of Roanoke Gas' natural gas supply.

         Roanoke Gas receives its gas supply from Columbia at two city gate stations. Each station is connected by a thirty-three mile transmission line to Columbia's system at Gala, Virginia. Roanoke Gas receives its gas supply from East Tennessee at four city gate stations located on East Tennessee's transmission line. The city gate stations are located on the perimeter of a network of distribution mains located in the Cities of Roanoke and Salem, the Towns of Vinton, Fincastle and Troutville, and the Counties of Bedford, Botetourt, Montgomery and Roanoke, Virginia. Also, located on the transmission line in Botetourt County, Virginia is a liquefied natural gas storage facility which has the capacity to hold 200 million cubic feet of natural gas.

         Bluefield Gas owns a transmission line extending from Princeton, West Virginia to Bluefield, West Virginia, and a distribution system within the City of Bluefield, West Virginia and the immediate surrounding area of Mercer County, West Virginia. In December 1998, Bluefield Gas Company completed approximately two miles of 4" steel distribution lines to connect to facilities owned by Phoenix Energy Sales Company. A portion of the gas transported by Bluefield Gas is sold at the West Virginia-Virginia State line to Roanoke Gas for resale to its customers through a distribution network in Bluefield, Virginia and the immediate surrounding area of Tazewell County, Virginia.

         Highland Propane-West Virginia's principal bulk storage facility, located at its Bluefield, West Virginia facility, is comprised of two 30,000-gallon storage tanks and one 18,000-gallon storage tank. Three 18,000-gallon storage tanks are located at its Rainelle, West Virginia facility, one 30,000-gallon tank is located at Ansted, WV, one 30,000-gallon tank is located at Beckley, WV, and one 30,000-gallon tank is located at Dunmore, WV.

         Highland Propane-Virginia owns and operates eleven storage facilities. A facility at Thirlane Road, N.W. in Roanoke, Virginia consists of two 30,000-gallon tanks. A second facility at Fort Chiswell, Virginia consists of two 35,000-gallon tanks. The third facility is located on the property of Consolidated Glass in Galax, Virginia and consists of one 30,000-gallon tank and one 12,000-gallon tank. The fourth facility is located in Craig County, near the town of New Castle, Virginia and consists of one 30,000-gallon tank. The fifth facility, located near the intersection of Routes 221 and 679 in Floyd County, consists of one 30,000-gallon tank. The sixth facility is located on the property of Virginia Forging in Botetourt County, near the Town of Buchanan, Virginia, and consists of one 30,000-gallon tank. The seventh facility is located on the property of Golden West Foods in Bedford, Virginia and consists of one 30,000-gallon tank. The eighth facility is located in the City of Buena Vista, Virginia and consists of two 30,000-gallon tanks. The ninth facility is located in Allegheny County near the Town of Low Moor and consists of one 30,000-gallon tank. The tenth facility is located at Weyers Cave in Augusta County, Virginia and consists of one 30,000-gallon tank. The eleventh facility is located in Nelson County near the town of Lovingston, Virginia and consists of one 30,000-gallon tank

         3. The following information for the last calendar year with respect to Roanoke Gas and Bluefield Gas is submitted:

         (a) Roanoke Gas distributed at retail 7,109,439 DTH of gas during the calendar year 2001 for total revenues of $61,837,742. Bluefield Gas distributed at retail 858,809 DTH of gas in the State of West Virginia during the calendar year 2001 for total revenues of $7,247,854.

         (b) Neither Roanoke Gas nor Bluefield Gas distributed at retail natural gas outside the state of its incorporation.

         (c) Roanoke Gas did not sell at wholesale natural gas outside the Commonwealth of Virginia. Bluefield Gas sold 249,504 DTH of natural gas at wholesale to Roanoke Gas at the Virginia-West Virginia line for $1,446,562.

         (d) Roanoke Gas purchased 7,403,750 DTH of natural gas outside the Commonwealth of Virginia during the calendar year 2001 for $46,247,010. All such gas was transported to Roanoke Gas for resale as system supply by Columbia Gas Transmission Corporation, East Tennessee Natural Gas Company, and Bluefield Gas. Bluefield Gas purchased 1,166,199 DTH of natural gas for $6,983,517 outside the State of West Virginia. All such gas was transported to Bluefield Gas for resale as system supply by Columbia Gas Transmission Corporation and Phoenix Energy Sales Company. Roanoke Gas transported 2,746,478 DTH of natural gas to its end-users for $1,573,546 in total transportation fees. Bluefield Gas transported 22,809 DTH of natural gas to its end-users for $16,503 in transportation fees. Highland Energy purchased and delivered 2,432,957 DTH of natural gas to Roanoke Gas Company and Bluefield Gas Company for delivery to certain end-users for $14,031,271.

         4. (a through e) Not applicable. The Company holds no interest, directly or indirectly in an exempt wholesale generator (EWG) or foreign utility company.

         A consolidating statement of income and surplus and a consolidating balance sheet of RGC Resources, Inc. and its subsidiaries for the 2001 calendar year is attached as Exhibit A and Exhibit A(1).

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2002.


                                           RGC RESOURCES, INC.




                                           By: s/John B. Williamson, III
                                                 Its President


(SEAL)
ATTEST:


s/Howard T. Lyon
----------------------------------
Howard T. Lyon, Controller & Treasurer


Notices and correspondence regarding this statement should be addressed to:

                           Howard T. Lyon
                           Controller & Treasurer
                           RGC Resources, Inc.
                           Post Office Box 13007
                           Roanoke, VA  24030

                                                                                                                          Exhibit A
                      RGC Resources, Inc. and Subsidiaries
                       Consolidating Statement Of Income
                      Twelve Months Ended December 31, 2001

                               Roanoke  Bluefield   Highland                            Highland
                       RGC       Gas       Gas       Propane     Highland                Heating  Application           Consolidated
                     Resources  Company   Company     Company      Energy      GIS     & Cooling   Resources Eliminations   Total
                  -----------------------------------------------------------------------------------------------------------------
Operating Revenues:
   Gas utilities             $63,670,871 $8,757,331                                                         $(1,474,736) $70,953,466
   Propane operations                                12,817,734                                                           12,817,734
   Energy marketing                                              14,054,606                                               14,054,606
   Other                         326,630     19,836     108,394               87,710      465,012   279,203                1,286,785
                  ------------------------------------------------------------------------------------------------------------------
     Total operating
        revenues           0  63,997,501  8,777,167  12,926,128  14,054,606   87,710      465,012   279,203  (1,474,736)  99,112,591
                  ------------------------------------------------------------------------------------------------------------------

Cost of Sales:
   Gas utilities              46,259,035  6,983,517                                                          (1,433,647)  51,808,905
   Propane operations                                 7,172,769                                                            7,172,769
   Energy marketing                                              13,625,770                                               13,625,770
   Other                         206,308     11,116      67,554                           470,667   146,274                  901,919
                  ------------------------------------------------------------------------------------------------------------------
     Total cost of
        sales              0  46,465,343  6,994,633   7,240,323  13,625,770        0      470,667   146,274  (1,433,647)  73,509,363
                  ------------------------------------------------------------------------------------------------------------------

Operating Margin           0  17,532,158  1,782,534   5,685,805     428,836   87,710       (5,655)  132,929     (41,089)  25,603,228
                  ------------------------------------------------------------------------------------------------------------------

Other Operating Expenses:
   Other operations            7,313,779    795,776   3,074,549      29,503  117,369      582,330    27,792     (41,089)  11,900,009
   Maintenance                 1,231,207     99,826     126,413                2,223        1,583                          1,461,252
   General taxes                 927,881    403,952     211,991       1,129   15,826       38,220     1,768                1,600,767
   Depreciation and
     amortization              3,143,399    255,682   1,404,631               14,993       93,304                (5,853)   4,906,156
   Impairment loss                                                                        699,630                            699,630
                  ------------------------------------------------------------------------------------------------------------------

     Total other operating
       expenses            0  12,616,266  1,555,236   4,817,584      30,632  150,411    1,415,067    29,560     (46,942)  20,567,814
                  ------------------------------------------------------------------------------------------------------------------

Operating Earnings         0   4,915,892    227,298     868,221     398,204  (62,701)  (1,420,722)  103,369       5,853    5,035,414
                  ------------------------------------------------------------------------------------------------------------------

Other Deductions,
  net              2,733,000     (87,669)      (717)    (13,880)                 (63)     (12,376)        3  (2,733,000)   (114,702)
                  ------------------------------------------------------------------------------------------------------------------

Earnings Before
  Interest and
  Income Taxes     2,733,000   4,828,223    226,581     854,341     398,204  (62,764)  (1,433,098)  103,372  (2,727,147)   4,920,712
                  ------------------------------------------------------------------------------------------------------------------

Interest Charges               1,880,950    201,344     371,595                4,554       65,189       (16)               2,523,616
                  ------------------------------------------------------------------------------------------------------------------

Earnings Before
  Income Taxes     2,733,000   2,947,273     25,237     482,746     398,204  (67,318)  (1,498,287)  103,388  (2,727,147)   2,397,096
                  ------------------------------------------------------------------------------------------------------------------

Income Taxes                   1,080,982     15,190     193,060     150,281  (24,416)    (387,777)   39,246                1,066,566
                  ------------------------------------------------------------------------------------------------------------------

Net Income        $2,733,000 $ 1,866,291 $   10,047 $   289,686 $   247,923 $(42,902) $(1,110,510) $ 64,142 $(2,727,147) $ 1,330,530
                  ==================================================================================================================






RGC RESOURCES, INC. AND SUBSIDIARIES                                                      Exhibit A (1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001

                                  Roanoke   Bluefield   Highland                         Highland
                          RGC       Gas        Gas      Propane    Highland     GIS      Heating   Application          Consolidated
ASSETS                 Resources  Company    Company    Company     Energy    Resources  & Cooling  Resources Eliminations   Total
                     ---------------------------------------------------------------------------------------------------------------
Current Assets:
 Cash and cash
   equivalents          638,942 $    12,516 $   16,998 $   588,002                       $   (227)                     $  1,256,231
 Accounts Receivable              6,265,187    890,647   1,065,811    977,863    39,822    52,093            3,230,370   12,521,793
 Intercompany Accounts
   Receivable           676,330     120,794    (46,749)   (737,061)   559,779  (283,747) (359,819) 70,473                        -
 Inventories                      8,263,192    945,878     309,526               57,043    37,547           (7,188,518)   2,424,668
 Prepaid gas service                                                                                         7,188,518    7,188,518
 Prepaid income taxes                     -                                                                                      -
 Deferred income taxes                    -                                                                  4,057,123    4,057,123
 Underrecovery of gas
   costs                                  -    530,922                                                       1,181,100    1,712,022
 Other                   26,941     243,956     38,379     366,457        499     7,956     6,383   2,058       (1,300)     691,329
                    ----------------------------------------------------------------------------------------------------------------
   Total current
     assets           1,342,213  14,905,645  2,376,075   1,592,735  1,538,141  (178,926) (264,023) 72,531    8,467,293   29,851,684
                    ----------------------------------------------------------------------------------------------------------------

Property, Plant And Equipment:
 Utility plant in service        79,007,560  6,810,411                                                      (1,636,290)  84,181,681
 Accumulated depreciation
   and amortization             (31,560,609)(2,311,327)                                                      1,614,696  (32,257,240)
                    ----------------------------------------------------------------------------------------------------------------
   Utility plant in
     service, net             -  47,446,951  4,499,084           -          -         -         -       -      (21,594)  51,924,441
 Construction work in
   progress                       2,484,333    178,854                                                                    2,663,187
                    ----------------------------------------------------------------------------------------------------------------

   Utility Plant, Net         -  49,931,284  4,677,938           -          -         -         -       -      (21,594)  54,587,628
                    ----------------------------------------------------------------------------------------------------------------

Nonutility property                                     18,977,584               74,320   410,327             (209,764)  19,252,467
Accumulated depreciation
   and amortization                                     (6,767,397)             (24,928) (105,089)             225,948   (6,671,466)
                    ----------------------------------------------------------------------------------------------------------------

   Nonutility property,
     net                      -           -          -  12,210,187          -    49,392   305,238       -       16,184   12,581,001
                    ----------------------------------------------------------------------------------------------------------------

   Total property, plant
     and equipment            -  49,931,284  4,677,938  12,210,187          -    49,392   305,238       -       (5,410)  67,168,629
                    ----------------------------------------------------------------------------------------------------------------

Investment in
 Subsidiaries        26,478,079           0                                                                (26,478,079)           -
                    ----------------------------------------------------------------------------------------------------------------

Other Assets:
 Intangible assets, net of
   accumulated amortization               0                320,150                                                          320,150
 Other assets            75,984     242,910      4,788       5,646                                                          329,328
                    ----------------------------------------------------------------------------------------------------------------
   Total other
         assets          75,984     242,910      4,788     325,796          -         -         -       -           -       649,478
                    ----------------------------------------------------------------------------------------------------------------

Total Assets        $27,896,276 $65,079,839 $7,058,801 $14,128,718 $1,538,141 $(129,534) $ 41,215 $72,531 $(18,016,196) $97,669,791
                    ================================================================================================================



RGC RESOURCES, INC. AND SUBSIDIARIES                                                      Exhibit A (1)
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001

                                                            Roanoke    Bluefield     Highland                           Highland
                                                 RGC          Gas         Gas        Propane      Highland      GIS      Heating
LIABILITIES AND STOCKHOLDERS' EQUITY          Resources     Company     Company      Company       Energy    Resources  & Cooling
                                            ---------------------------------------------------------------------------------------
Current Liabilities:
  Current maturities of
    long-term debt                           $   28,545   $  100,000
  Borrowings under lines
    of credit                                12,695,000    2,739,000    3,016,000                                          738,000
  Dividends payable                             548,375            -
  Accounts payable                               58,341    3,621,278      324,454     467,134     975,299        77          6,881
  Income taxes payable                         (326,476)   1,253,499     (198,440)     27,296      90,665   (45,036)      (135,298)
  Customer deposits                                          580,990       60,254
  Accrued expenses                              234,356    2,416,170      274,318     397,066                 3,569         16,134
  Refunds due customers                                       59,316
  Overrecovery of gas costs                                4,207,288
  Unrealized losses on
    marked to market transactions                                               -
                                            ---------------------------------------------------------------------------------------
    Total current liabilities                   514,596   24,862,086    3,299,586   3,907,496   1,065,964   (41,390)       625,717

Long-term Debt, Excluding
  Current Maturities                                      17,075,155    1,200,000   4,200,000

Deferred Credits and Other
  Liabilities:
  Deferred income taxes                         (64,524)     (89,651)     463,756     734,524                   941       (141,602)
  Deferred investment tax
    credits                                                  316,186       10,387

                                            ---------------------------------------------------------------------------------------
    Total deferred credits
      and other liabilities                     (64,524)     226,535      474,143     734,524           -       941       (141,602)

Stockholders' Equity:
  Common Stock                                9,611,260    8,603,965       49,704     196,421
  Preferred Stock                                                  -            -
  Capital in excess of
    par value                                10,848,618    5,978,753      220,564   1,213,662                              903,225
  Retained earnings                           6,986,326    8,333,345    1,814,804   3,876,615     472,177   (89,085)    (1,346,125)
  Accumulated comprehensive
    income
                                            ---------------------------------------------------------------------------------------

    Total stockholders'
      equity                                 27,446,204   22,916,063    2,085,072   5,286,698     472,177   (89,085)      (442,900)

Total Liabilities and
  Stockholders' Equity                      $27,896,276  $65,079,839   $7,058,801 $14,128,718  $1,538,141 $(129,534)   $    41,215
                                            =======================================================================================





RGC RESOURCES, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEET
DECEMBER 31, 2001

                                                  Application               Consolidated
LIABILITIES AND STOCKHOLDERS' EQUITY               Resources   Eliminations     Total
                                                   --------------------------------------
Current Liabilities:
  Current maturities of
    long-term debt                                                          $     128,545
  Borrowings under lines
    of credit                                                                  19,188,000
  Dividends payable                                                               548,375
  Accounts payable                                     (5,536)     3,230,370    8,678,298
  Income taxes payable                                 24,855                     691,065
  Customer deposits                                                               641,244
  Accrued expenses                                                              3,341,613
  Refunds due customers                                                            59,316
  Overrecovery of gas costs                                                     4,207,288
  Unrealized losses on
    marked to market transactions                                  1,354,976    1,354,976
                                                   --------------------------------------
    Total current liabilities                          19,319      4,585,346   38,838,720

Long-term Debt, Excluding
  Current Maturities                                                           22,475,155

Deferred Credits and Other
  Liabilities:
  Deferred income taxes                                            3,989,398    4,892,842
  Deferred investment tax
    credits                                                                       326,573

                                                   --------------------------------------
    Total deferred credits
      and other liabilities                                 -      3,989,398    5,219,415

Stockholders' Equity:
  Common Stock                                              -     (8,850,090)   9,611,260
  Preferred Stock
  Capital in excess of
    par value                                                     (8,316,205)  10,848,617
  Retained earnings                                    53,212     (9,318,494)  10,782,775
  Accumulated comprehensive
    income                                                          (106,151)    (106,151)
                                                   --------------------------------------

    Total stockholders'
      equity                                           53,212    (26,590,940)  31,136,501

Total Liabilities and
  Stockholders' Equity                                $72,531   $(18,016,196) $97,669,791
                                                   ======================================


                                                          EXHIBIT B


Not Applicable.